[THE GREENBRIER COMPANIES LOGO]                 The Greenbrier Companies, Inc.

                                                One Centerpointe Drive Suite 200
                                                Lake Oswego Oregon 97035
                                                503 684 7000 Fax 503 684 7553
March 3, 2005

Mr. David R. Humphrey
Branch Chief-Accountant
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, D.C. 20549

Re:  The Greenbrier Companies, Inc.
     Form 10-K for the Year Ended August 31, 2004
     File No. 001-13146

Dear Mr. Humphrey:

The following is in response to the comments set forth in your letter of March 14, 2005. For ease of review, the responses are in the same sequence and bear the same numbering arrangement used in your letter.

FORM 10-K FOR THE YEAR ENDED AUGUST 31, 2004

Item 7 - Management Discussion and Analysis of Financial Condition and Results of Operations Liquidity and Capital Resources, page 15

      1. We will add scheduled interest payments to the table of contractual cash obligations, which will include an estimate of obligations under interest rate swap agreements, in future filings. We will also include a footnote clarifying the methodology for determining the estimate.

      2. As noted in Note 14 to the Consolidated Financial Statements, when the subordinated notes mature, any amounts due are retired from the sale proceeds of the related railcars. As a result, Greenbrier does not anticipate any future cash obligation associated with the retirement of these notes. Therefore, the notes were not included in the schedule of future contractual cash obligations. This will be disclosed in a footnote to the table of contractual obligations in future filings.

Critical Accounting Policies, page 18

      3. Supplemental discussions of critical accounting policies and an analysis of the uncertainties involved in applying the principle or estimate, along with an explanation of why our assumptions or estimates are uncertain or difficult to measure or value as well as the accuracy of previous estimates will be included in future filings.

Foreign Currency Exchange Risk, page 19

      4. We have concluded that our foreign exchange rate risk is not material, particularly since we have entered into foreign exchange contracts to mitigate a substantial portion of that risk. Future filings will state that we believe the exposure is not material.

Mr. David R. Humphrey
Securities and Exchange Commission
March 3, 2005
Page 2

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 1 - Nature of Operations, page 24

      5. As stated in Form 10-K for the year ending August 31, 2004, negotiations for the disposition of the discontinued European operations were not successful, and a decision was made to retain the operations. Accordingly, all related financial results were reclassified from discontinued to continuing operations.

            At the time the European operations were classified as discontinued operations in fiscal 2002, the depreciable assets of the European operations, except for $7.5 million of railcar designs, were written down to estimated fair value, which was negligible. Depreciation on the remaining railcar design value was discontinued.

            In fiscal 2004, when the decision was made to retain the European operations, depreciation of $1.1 million for the period from August 2002 through February 2004 was recorded on the remaining European railcar design assets.

            The value of these remaining European assets was assessed in accordance with our policy of evaluating impairment of long-lived assets. As a result, a $6.4 million impairment charge was taken to write-off the remaining balance of the European intangible designs and patents. The $1.1 million of depreciation and $6.4 million impairment were included in special charges and explained in Note 4
            - Special Charges as a $7.5 million impairment write-down.

            In accordance with paragraphs 38 through 40 of SFAS 144, we have reclassified the discontinued assets as assets held and used for continuing operations. The reclassified assets were measured at the lower of carrying value or fair value at the date of the decision not to sell. A description of the facts and circumstances leading to the decision to change the plan to sell the assets is included in
            Note 1 to the Consolidated Financial Statements and all prior period results were restated.

            We believe the information provided complies with paragraphs 38 through 40 and 48 of SFAS 144.

Note 2 - Summary of Significant Accounting Policies

Principles of Consolidation, page 24

      6. We continue to believe that our presentation of an unclassified balance sheet is the most meaningful and appropriate presentation. In future filings we will incorporate a summary of our reasoning and conclusions as outlined in our letter to the SEC dated July 29, 2002 into the notes to the Consolidated Financial Statements.

Inventories, page 24

      7. Railcar inventories that are held for sale or refurbishment are stated at lower of cost or market. The reference to carrying certain railcars "at cost" was intended to refer to new railcars, produced at a Greenbrier facility, that have been placed on lease and are to be sold to a third party at market value. In future filings we will delete the reference to holding any inventory "at cost" to eliminate any confusion.

Mr. David R. Humphrey
Securities and Exchange Commission
March 3, 2005
Page 3

      8. The excess or obsolete inventory valuation allowance will be included in the inventory footnote in future filings. At August 31, 2004 and 2003, the allowance was $3.8 million and $3.3 million, respectively, or 3.4% and 3.1% of total inventory.

Property plant and equipment, page 24

      9. A description of the range of depreciable lives by major asset type will be included in the property plant and equipment section of the Summary of Significant Accounting Policies footnote to the Consolidated Financial Statements in future filings, in accordance with APB 12, paragraph 5.

Contingent Rental Assistance

      10. We have not issued or modified any contingent rental assistance guarantees subsequent to December 31, 2002. As indicated in the Summary of Significant Accounting Policies note to the Consolidated Financial Statements, under the caption "contingent rental assistance" for the year ending August 31, 2004, any future contracts would be accounted for in accordance with the guidance contained in FIN 45. The disclosure will be revised in future filings to make it clear the existing agreements were initiated prior to the requirements of FIN 45.

Maintenance Obligations, page 27

      11. Maintenance obligations arise from "full service" lease agreements or maintenance agreements under which Greenbrier is responsible for repair and maintenance of the railcars covered by such agreements. Railcars require periodic "running repairs" mandated by the Association of American Railroads (AAR) which are needed to keep the railcars safely operable. These repairs and maintenance cover a range of items such as brake systems, couplers, doors, hatches, wheels and bearings and may include replacement of damaged, worn or unsafe components. The amount of running repairs required by railcars is primarily determined by age, car type and usage.

            The AAR also mandates periodic major overhauls or rebuilds of railcars at certain times in the railcar's estimated useful life. These major overhauls or rebuilds are generally capitalized by the car owner and are not a part of the contractual repair and maintenance obligations covered by the repair and maintenance agreements.

            On full-service leases, a portion of the monthly lease payment is designated for maintenance. The entire lease payment is recorded as revenue and the designated maintenance amount is expensed and added to the maintenance obligation liability. Payments for actual maintenance and repairs reduce the liability in the period incurred.

            Under maintenance agreements where Greenbrier has only contracted to provide the maintenance and repair of a group of railcars, the accounting is similar. A determination is made as to the portion of the monthly fee that is estimated to be required to cover maintenance obligations and that portion is recorded as maintenance revenue with a corresponding charge to maintenance expense and an increase in the maintenance obligation liability. Payments for actual maintenance and repairs reduce the liability in

Mr. David R. Humphrey
Securities and Exchange Commission
March 3, 2005
Page 4

            the period incurred. The portion of the monthly fee in excess of the maintenance obligation is recorded as management fee revenue.

            Maintenance obligations are tracked by contract and are reviewed at least on a quarterly basis to evaluate the adequacy of the liability and are adjusted, if necessary.

      12. There should not be a direct relationship between variances in revenues and accrued maintenance balances as accrued maintenance is only associated with railcars for which Greenbrier has responsibility for maintenance and repairs. Leasing & services revenue also includes lease revenue from leases under which the lessee is responsible for maintenance, management fees, and interest and other revenue.

            There also should not be a direct relationship between variances in revenues and accrued warranty balances as warranty accruals are based on a defined warranty period and history of warranty claims for each car type. Based on the history an amount per car is estimated and charged to warranty expense when the car is produced. As the product mix changes from period to period, the amount of warranty expense will change, but not necessarily in correlation with revenue. In addition, warranty accruals are periodically reviewed to evaluate the adequacy of the liability and adjusted if necessary, which may result in warranty expense being recorded in a period to cover a warranty issue that becomes known in that period.

Note 9 - Unconsolidated Subsidiaries, page 29

      13. Attached as Exhibit I are the Significant Subsidiary tests under Rule 3-09 and Rule 1-02(w)(3) of Regulation S-X. These calculations were used to determine if separate financial statements for the joint venture with Bombardier were required. The tests indicate financial statements were not required.

Note 14 - Subordinated Debt, page 30

      14. Under the terms of a multi-phase agreement with Union Pacific, Greenbrier purchased approximately 10,000 used railcars for a purchase price based on scrap value and Union Pacific's depreciated book value of the cars. Greenbrier paid cash for a portion of the purchase price and issued a subordinated note payable to Union Pacific for the balance of the purchase price.

            Greenbrier refurbished the cars and leased them, primarily to Union Pacific, under 10 year leases that include an option to purchase the railcars at the end of lease for the initial purchase price. The leases were accounted for as direct finance leases which amortized the value of the railcar to the initial purchase price. Accordingly, there is no gain or loss associated with the exercise of the purchase option. Union Pacific satisfies the option price by retirement of the subordinated notes and a cash payment for the balance.

            Union Pacific has exercised the purchase option and has purchased approximately 70% of the railcars under the program, and has notified Greenbrier of their intention to exercise the option to purchase the balance of the railcars.

Mr. David R. Humphrey
Securities and Exchange Commission
March 3, 2005
Page 5

FORM 10-Q FOR THE PERIOD NOVEMBER 30, 2004,

Note 9 - Segment Information, page 9

      15. According to Note 9 to the Consolidated Financial Statements included in Form 10-Q for the period ending November 30, 2004 and
            Note 21 to the Consolidated Financial Statements included in Form 10-K for the period ending August 31, 2004, "Performance is evaluated based on margin which can be derived from the Consolidated Statements of Operations". Selling, administrative and interest costs are intertwined among the segments, and any allocation of these costs is subjective and not meaningful. As a result, Greenbrier's management does not allocate these costs and evaluates segment performance at the revenue and margin levels. In accordance with paragraph 4 of SFAS 131, we continue to report margin as our measure of profit and loss as it is the basis on which management assesses segment performance.

Note 10 - Commitments and Contingencies, page 9

      16. We did not include the litigation initiated on November 3, 2004, which was disclosed in Form 10-Q for the quarter ended November 30, 2004, in Form 10-K for the year ending August 31, 2004 as we were served with notice of the litigation on November 18, 2004 subsequent to the November 12, 2004 filing date for Form 10-K.

Other

As requested in your letter, we hereby acknowledge that the adequacy and accuracy of the disclosure in our filings is our responsibility. We acknowledge that neither your comments, nor our changes in response to your comments, foreclose the Securities and Exchange Commission from taking any action with respect to our filings. We agree that your comments may not be asserted as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

Items discussed above that pertain to disclosure in Form 10-Q will be included in the Form 10-Q for the quarter ended February 28, 2005 and those that pertain to disclosure in Form 10-K will be included in the Form 10-K for the year ended August 31, 2005.

If you have any further questions or comments or would like additional clarification, please contact me at (503) 598-3815.

Sincerely,

/s/ Larry G. Brady
-------------------------
Larry G. Brady
Senior Vice President and
Chief Financial Officer

cc:   Kenneth D. Stephens, Tonkon Torp LLP
      David A. Gorretta, Deloitte & Touche LLP

                                    EXHIBIT I

RULE 1-02 (w)(3) OF REGULATION S-X
SIGNIFICANT SUBSIDIARY TEST

Rule 3-09 SEPARATE FINANCIAL STATEMENTS OF SUBSIDIARIES NOT CONSOLIDATED AND 50 PERCENT OR LESS OWNED PERSONS

Amended effective December 23, 2004. Rule No. 33-8507, 69 F.R. 68232.

      (a) If any of the conditions set forth in 210.1-02(w), substituting 20 percent for 10 percent in the tests used therein to determine a significant subsidiary, are met for a majority-owned subsidiary not consolidated by the registrant or by a subsidiary for the registrant, separate financial statements of such subsidiary shall be filed. Similarly, if either the first or third condition set forth in 210.1-02(w), substituting 20 percent for 10 percent, is met by a 50 percent or less owned person accounted for by the equity method either by the registrant or a subsidiary of the registrant, separate financial statements of such 50 percent or less owned person shall be filed.

Rule 210 1-02(w) of Regulation S-X

      (w) Significant subsidiary. The term "significant subsidiary" means a subsidiary, including it subsidiaries, which meets any of the following conditions:

         (1) The registrant's and its other subsidiaries' investment in and advance to the subsidiary exceed 10 percent of the total assets of the registrant and its subsidiaries consolidated as of the end of the most recently completed fiscal year (for a proposed business combination to be accounted for as a pooling of interest, this condition is also met when the number of common shares exchanged or to be exchanged by the registrant exceeds 10 percent of its total common shares outstanding at the date the combination is initiated); or

THE GREENBRIER COMPANIES, INC.

                                                     PERCENTAGE OF
                                                     CONSOLIDATED
 (IN THOUSANDS)                   AUGUST 31, 2003       ASSETS           RESULTS
---------------                   ---------------    -------------   -----------------
Consolidated Assets                 $   538,948
                                    ===========

Investment in Concarril             $     9,507

Advance to Concarril                      4,500
                                    -----------
Total Investment and advances       $    14,007           2.6%       Condition not met
                                    ===========

         (3) The registrant's and its other subsidiaries' equity in the income from continuing operations before income taxes, extraordinary items and cumulative effect of a change in accounting principle of the subsidiary exceeds 20 percent of such income of the registrant and its subsidiaries consolidated for the most recent completed fiscal year.

THE GREENBRIER COMPANIES, INC.

                                                    YEAR ENDING        20% OF
 (IN THOUSANDS)                                   AUGUST 31, 2003     EARNINGS       RESULTS
---------------                                   ---------------     --------    ----------
Consolidated pre-tax Earnings before
 unconsolidated subsidiaries                      $        10,758

Equity in loss of unconsolidated subsidiaries              (1,898)
                                                  ---------------
Consolidated pre-tax earnings                     $         8,860     $  1,772    See following
                                                  ===============

                                    EXHIBIT I

Since the unconsolidated subsidiary was in a loss position the following rules apply:

      1) When a loss has been incurred by either the parent and its subsidiaries consolidated or the tested subsidiary, but not both, the equity in the income or loss of the tested subsidiary should be excluded from the income of the registrant and its subsidiaries consolidated for purposes of the computation.

THE GREENBRIER COMPANIES, INC.

(IN THOUSANDS)                                                 YEAR ENDING AUGUST 31, 2003
---------------                                          -----------------------------------------
Consolidated pre-tax Earnings including
 unconsolidated subsidiary                                                                 $ 8,860

Equity in loss of unconsolidated subsidiary                                                  1,898
                                                                                           -------
Consolidated pre-tax earnings without unconsolidated
 subsidiary                                                                                $10,758
                                                                                           =======

20% of earnings                                                                            $ 2,152

Results                                                  Condition not met - earnings less than 20%

Under note 2 the following rule applies:

      2) If income of the registrant and its subsidiaries consolidated for the most recent fiscal year is at least 10% lower than the average of income for the last five fiscal years, such average income should be substituted for purposes of the computation. Any loss years should be omitted from purposes of computing average income.

THE GREENBRIER COMPANIES, INC.

                                                                          AVERAGE
FISCAL YEAR          2003      2002       2001       2000       1999     WITHOUT LOSS
-----------        --------  --------   -------    --------   --------  -------------
Consolidated
 Pre-Tax earnings  $ 10,758  $(47,230)  $ 8,523    $ 31,003   $ 43,623      $  18,781

20% of average                                                              $   3,756

Results                                                                 Condition not
                                                                        met

      Conclusion: Separate financial statements do not need to be filed as the subsidiary does not meet the 20% test for either assets, income or five-year average income. Therefore, the disclosure included in Note 9, Investment in Unconsolidated Subsidiaries, to the Consolidated Financial Statements for the year ended August 31, 2003 is adequate.